EXHIBIT 99.10
Media release

Rio Tinto and global mining unions hold biannual summit
09 March 2022
PITTSBURGH--(BUSINESS WIRE)--Rio Tinto and peak mining unions spanning its global operations have held their biannual Steering Committee in Pittsburgh.
The Steering Committee represents a partnership between the mining and metals company and the largest mining unions in the world, including:
•United Steelworkers, United States and Canada
•Mining and Energy Union, Australia
•IndustriAll Global Union
•National Union of Mineworkers, South Africa
•Unite the Union, United Kingdom

The Steering Committee was created in 2016 to facilitate a constructive and open dialogue between Rio Tinto and the largest trade unions engaged in its global operations. The Steering Committee’s principles include a commitment to adhering to the core labor standards of the International Labor Organization, a United Nations agency.
The Steering Committee discussed important issues facing the mining industry and its workforce, including the comprehensive external review recently published by Rio Tinto of its workplace culture. The Steering Committee agreed to work together to ensure widespread dissemination of the report and cooperation on action plans to address its findings and recommendations.
The Steering Committee also discussed the expansion in production of critical minerals needed to meet the needs of the green economy and strongly endorsed the essential role of the mining industry to supply the renewable and electric vehicle sectors.
riotinto.com

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Rio Tinto

Matthew Klar
M +1 514 608 4429
Matthew.klar@riotinto.com

United Steelworkers
Ben Davis
M +1 412 562 2501
bdavis@usw.org

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